

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

<u>Via E-mail</u>
Robert Ryder
Chief Financial Officer
Constellation Brands Inc.
207 High Point Drive, Building 100
Victor, New York

> **Re:** **Constellation Brands Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2012**
> **Filed April 29, 2013**
> **Response dated August 2, 2013**
> **File No. 001-08495**

Dear Mr. Ryder:

We have reviewed your filing along with your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Certain Relationships and Related Transactions, page 128</u>

1.  We note your response to our prior comment. It is unclear how you concluded that you do not need to file the agreement with Achieve Brand Integrity LLC as an exhibit to your Form 10-K. We note that Doug Bennett appears to be a related party under Instruction 1.b.ii. to Item 404(a) of Regulation S-K and that he appears to have an indirect material interest in the agreement with Achieve Brand Integrity LLC. Please file the agreement as an exhibit to your Form 10-K as requested in our prior comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email):  Thomas J. Mullin, Esq.